Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE
(in thousands except per share data)

Average common shares used in computing earnings (loss) per common and common equivalent share were as follows:

	Three months ended December 31,
	2011	2010
Average common shares issued	4,200	4,200
Average common shared held in treasury	--	(171)
Average common shares retired	(171)	--

Total	4,029	4,029

Net earnings (loss) to common stockholders	$(575)	$411

Basic and diluted earnings (loss) per common share	$(0.14)	$0.10